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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G

Under the Securities and Exchange Act of 1934

(Amendment No. 7)


ABIOMED, Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

003654 10 0
(CUSIP Number)


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1
NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Dr. David M. Lederman




2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

	N/A




3
SEC USE ONLY






4
CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.







NUMBER OF

5

SOLE VOTING POWER

	595,277 shares
SHARES


BENEFICIALLY
OWNED BY
EACH
REPORTING

6

SHARED VOTING POWER

	0 shares
PERSON


WITH
7
SOLE DISPOSITIVE POWER

	595,277 shares




8
SHARED DISPOSITIVE POWER

	0 shares

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	595,277 shares


10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*
                            X

11

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	6.96%


12
TYPE OF REPORT*

	IN
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1
NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Ms. Natalie F. Lederman




2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

	N/A




3
SEC USE ONLY






4
CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.




NUMBER OF

5

SOLE VOTING POWER

	725,923 shares
SHARES


BENEFICIALLY
OWNED BY
EACH
REPORTING

6

SHARED VOTING POWER

	0 shares
PERSON


WITH
7
SOLE DISPOSITIVE POWER

	725,923 shares




8
SHARED DISPOSITIVE POWER

	0 shares

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON

	725,923 shares




10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*
                            X


11

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	8.49%




12
TYPE OF REPORT*

	IN

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Item 1(a)

Name of Issuer:  ABIOMED, Inc.

Item 1(b)

Address of Issuer's Principal Executive Offices:
	 33 Cherry Hill Drive, Danvers, Massachusetts 01923


Item 2(a)

Name of Person Filing:
	 David M. Lederman and Natalie F. Lederman

Item 2(b)

Address of Principal Business Office or, if none, Residence:
	 33 Cherry Hill Drive, Danvers, Massachusetts 01923

Item 2(c)

Citizenship:  USA

Item 2(d)

Title of Class of Securities:  Common Stock, $.01 par value

Item 2(e)

CUSIP Number:  003654 10 0


Item 3

Not Applicable


Item 4

Ownership:

	(a) 	Amount Beneficially Owned: David M. Lederman owns
595,277 shares of Common Stock. Natalie Lederman, his spouse owns 725,923 shares of Common Stock. Each of Dr. Lederman and Ms. Lederman disclaims beneficial ownership of the shares held by the other.

	(b)	Percent of Class:  Dr. Lederman: 	6.96%
			       Ms. Lederman	8.49%
			       Total:	           15.45%

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	(c)	Number of Shares as to which such person has:

		(i)	sole power to vote or to direct the vote:
Dr. Lederman:        595,277 shares
Ms. Lederman         725,923 shares
Total:                 1,321,200

(ii) shared power to vote or to direct the vote:
               0 shares

		(iii)	sole power to dispose or to direct the disposition of:
Dr. Lederman:	595,277 shares
Ms. Lederman	725,923 shares
Total:                               1,321,200

(iv) shared power to dispose or to direct the disposition of:
		        0 shares

Item 5

Ownership of Five Percent or Less of Class:
	 Not Applicable

Item 6

Ownership of More than Five Percent on Behalf of Another Person:
	 Not Applicable

Item 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
	 Not Applicable

Item 8

Identification and Classification of Members of the Group:
	 Not Applicable

Item 9

Notice of Dissolution of Group:
	 Not Applicable

Item 10

Certification:
	 Not Applicable


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SIGNATURE


	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

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February 5, 1998
Date
February 5, 1998
Date




/s/David M. Lederman
Signature
/s/Natalie F. Lederman
Signature




David M. Lederman
Name
Natalie F. Lederman
Name
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